Filed by Talmer Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Talmer Bancorp, Inc.
(Commission File No. 001-36308)

Radio Interview:
Paul W. Smith Show, News/Talk WJR 760AM

HOST:
On the one other big story of the banks coming together, the one that was quietly slipped in after the first announcement of the Huntington and FirstMerit Bank “marriage,” if you will, then we heard that Chemical Financial Corporation and Talmer Bancorp were coming together.

And we are happy to welcome David B. Ramaker, CEO and President of Chemical Financial Corporation and Chairman, CEO, and President of Chemical Bank; David T. Provost, Talmer’s President and CEO and Chairman of Talmer Bank; and Gary Torgow, Talmer’s Chairman, serving as Chairman of the Board of the combined entities.

This might be hard to follow without a program, but the point is, David Ramaker, welcome to the Paul W. Smith Show, and welcome to this new endeavor!

DAVID RAMAKER:
Well, thank you very much. We are extremely excited about the opportunity.

HOST:
And David Provost, we just sat in your office weeks ago talking about your future plans and growth and wonderful way that this bank has grown tremendously in a very short period of time. But part of our conversation was not joining forces or being acquired by somebody else, so this must have come along rather quickly.

DAVID PROVOST:
Well, you know these things take a lot of time to mature. This is just a great opportunity for everybody at Talmer, all of our customers and shareholders and employees. Picking a partner that is in Michigan, but really not in our markets too much, is really fortunate for all of us, and picking such a great partner has a lot of good things to come.

HOST:
Well, geographically it certainly sounds like it makes a great deal of sense and I understand that you will now be on the Chemical Board of Directors, if I have the information correct.

DAVID PROVOST:
That is correct. The merger takes about four to six months to be approved by the regulators, and then we will combine the holding companies at that particular time. I am fortunate to be able to go on the Board, and my partner Gary Torgow is going to be the Chairman.

HOST:

Yes Gary, good for you. You, the other partner here in Talmer Bank, will serve as Chairman of the Board of this combined entity that will continue to be known as Chemical Financial Corporation but I guess we will know it really on the street level as Chemical Bank.

GARY TORGOW:
Right, we are very excited, Paul W. We think that we have got very little overlap between the two banks. We are going to have almost 250 branches across Michigan. We are going to be the largest headquartered bank in Michigan.

We are going to have an opportunity to continue the opportunities that we have grown here in southeastern Michigan.

We are going to be in Ohio. It is going to be Chemical’s first opportunity to branch out into the Ohio marketplace which we are very strongly in today. So we are really excited about this opportunity, we are excited about joining and merging with Chemical, a great bank in Michigan since 1917, and we are looking forward to great things.

HOST:
David Ramaker, where are you originally from?

DAVID RAMAKER
Actually I grew up in Detroit, Paul W.

HOST:
Excellent, then I don’t have to welcome you home. I can just welcome you back in a very big way.

DAVID RAMAKER
Well thank you very much, I appreciate it. We are very excited. The partnership that we are forging with Talmer is one that we think will pay tremendous dividends to the marketplace, especially in southeast Michigan. With our combined asset base and capital we should be able to truly compete on a lot of different fronts, and I think that will be good for the customers and the community.

HOST:
I think you are absolutely right, it can only mean good things for everybody involved. We wish you all good luck. If this works out great, it works out great for the state of Michigan, the employees, and all of us.

Thank you, gentlemen. Good luck to you, and we will be following it along the way!

DAVID RAMAKER
Thank you very much.

HOST:
All right. David B. Ramaker, who will continue to serve as President and CEO of Chemical Finance Corporation and Chairman, CEO and President of Chemical Bank. David T. Provost joins the Chemical Board of Directors. Gary Torgow becomes the Chairman of the Board of this combined entity.

Thought you should know! News Talk 760 WJR.

END

Additional Information about the Transaction

This communication is being made in respect of the merger involving Talmer Bancorp, Inc. (“Talmer”) and Chemical Financial Corporation (“Chemical”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Chemical will file a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) to register the securities that the Talmer shareholders will receive if the transaction is consummated. The registration statement will contain a prospectus for Chemical and a joint proxy statement to be used by Talmer and Chemical to solicit the required approvals of their respective shareholders of the merger and other relevant documents concerning the transaction. Talmer and Chemical may also file other documents with the SEC concerning the proposed merger. BEFORE MAKING AN INVESTMENT OR VOTING DECISION, INVESTORS AND SHAREHOLDERS OF TALMER AND CHEMICAL ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND JOINT PROXY STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TALMER, CHEMICAL AND THE TRANSACTION. Investors will be able to obtain these documents free of charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC in connection with the merger can also be obtained, when available, without charge, at Talmer’s website at www.talmerbank.com (which website is not incorporated herein by reference), or by contacting Talmer Bancorp, Inc., 2301 West Big Beaver Road, Suite 525, Troy, Michigan 48084, Attention: Brad Adams, Investor Relations, telephone 248-498-2862, or at Chemical’s website at www.chemicalbankmi.com (which website is not incorporated herein by reference), or by contacting Chemical Financial Corporation, 235 East Main Street, P.O. Box 569, Midland, MI 48640-0569, Attention: Ms. Lori A. Gwizdala, Investor Relations, telephone 800-867-9757.

Participants in the Merger Solicitation

Talmer and Chemical, and their respective directors, executive officers, and certain other members of management and employees, may be soliciting proxies from Talmer and Chemical shareholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Talmer and Chemical shareholders in connection with the proposed transaction will be set forth in the prospectus and joint proxy statement when it is filed with the SEC. Free copies of this document may be obtained as described above. Information about Talmer’s directors and executive officers can be found in Talmer’s definitive proxy statement in connection with its 2015 annual meeting of shareholders, as filed with the SEC on April 27, 2015, and other documents subsequently filed by Talmer with the SEC. Information about Chemical’s directors and executive officers can be found in Chemical’s definitive proxy statement in connection with its 2015 annual meeting of shareholders, as filed with the SEC on March 6, 2015, and other documents subsequently filed by Chemical with the SEC. Additional information regarding the interests of such participants will be included in the prospectus and joint proxy statement and other relevant documents regarding the merger filed with the SEC when they become available.

Forward-Looking Statements

This communication contains forward-looking statements regarding Chemical’s and Talmer’s outlook or expectations with respect to the planned strategic partnership, including the expected costs to be incurred and cost savings to be realized in connection with the transaction, the expected impact of the transaction on Chemical’s future financial performance (including anticipated accretion to earnings per share and tangible book value earn back period), the assumed purchase accounting adjustments, other key transaction assumptions, the timing of the closing of the transaction, and consequences of Talmer’s integration into Chemical. Words such as “anticipated,” “believes,” “estimated,” “expected,” “projected,” “assumed,” “approximately,” “continued,” “should,” “will” and variations of such words and similar expressions are intended to identify such forward-looking statements. Pro forma financial information is not a guaranty of future results and is presented for informational purposes only.

Forward-looking statements are not guarantees of future financial performance and are subject to risks, uncertainties and assumptions (“risk factors”) that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. Neither Chemical nor Talmer assumes any duty to update, amend or clarify forward-looking statements, whether as a result of new information, future events or otherwise.

Risk factors relating both to the transaction and the integration of Talmer into Chemical after closing include, without limitation:

•
Completion of the transaction is dependent on, among other things, receipt of regulatory approvals and receipt of Talmer and Chemical shareholder approvals, the timing of which cannot be predicted with precision at this point and which may not be received at all.

•	The impact of the completion of the transaction on Chemical’s and Talmer’s financial statements will be affected by the timing of the transaction.

•
The transaction may be more expensive to complete and the anticipated benefits, including anticipated cost savings and strategic gains, may be significantly harder or take longer to achieve than expected or may not be achieved in their entirety as a result of unexpected factors or events.

•
The integration of Talmer’s business and operations into Chemical, which will include conversion of Talmer’s operating systems and procedures, may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to Talmer’s or Chemical’s existing businesses.

•
Chemical’s ability to achieve anticipated results from the transaction is dependent on the state of the economic and financial markets going forward. Specifically, Chemical may incur more credit losses than expected and customer attrition may be greater than expected.

In addition, risk factors include, but are not limited to, the risk factors described in Item 1A of each of Chemical’s and Talmer’s Annual Report on Form 10-K for the year ended December 31, 2014. These and other factors are representative of the risk factors that may emerge and could cause a difference between an ultimate actual outcome and a forward-looking statement.